November 3, 2021

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F. Street, N.E. Washington, D.C. 20549		By EDGAR
Attn:	Matthew Derby, Staff Attorney

Re:	IKONICS Corp. Amendment No. 4 to Registration Statement on Form S-4 Filed October 12, 2021 File No. 333-258335

Dear Mr. Derby:

On behalf of IKONICS Corporation (the “Company”), I am pleased to submit this response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced Amendment No. 4 to Registration Statement on Form S-4 filed with the Commission by the Company on October 12, 2021 (the “Filing”). The responses herein should be read in conjunction with the accompanying Amendment No. 5 to Registration Statement on Form S-4 (the “Revised Filing” and, collectively with the Filing, the “Registration Statement”).

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company. For convenience, each of the Staff’s consecutively numbered comments is provided as set forth in the letter dated October 28, 2021, followed by the registrant’s response.

Amendment No. 4 to Registration Statement on Form S-4

The Mergers, page 12

1.	We note your response to prior comment 8. Please revise to add a section addressing all conflicts of interest of the executive officers and directors of the HoldCo ("Terawulf") after the business combination. As part of your disclosure, include a discussion of any other companies to which the officers or directors will have a fiduciary duty. Finally, disclose that Mr. Prager may have financial interests that are not aligned with the shareholders of the combined entity.

Response: The requested disclosure appears in the Revised Filing beginning on page 14 and beginning on page 97.

Unaudited Pro Forma Condensed Combined Financial Information, page 25

2.	We continue to evaluate your response to prior comment 2 and may have further comments.

Response: The Revised Filing includes supplemental disclosure of the condensed financial statements (unaudited) of Nautilus Cryptomine LLC for the quarter ended June 30, 2021 beginning on page H-75.

Securities and Exchange Commission
November 2, 2021

Background to the Mergers, page 55

3.

We note your response to prior comment 4 that each of the potential targets initially contacted IKONICS directly but your disclosure indicates that a therapeutic biotech company and a cell therapy biotechnology company were "introduced to IKONICS through a third-party representative" in February 2021. Please disclose the third-party representatives who were involved in

Response: The Revised Filing includes revised disclosure naming the third parties beginning on page 63.

Management's Discussion and Analysis of TeraWulf's Financial Condition and Results of Operations of TeraWulf

Limited History; Need for Additional Capital, page 137

4.	We continue to evaluate your response to prior comment 9 and may have further comments.

Response: The Revised Filing includes supplemental disclosure of the unaudited interim financial statements of Beowulf Electricity & Data Inc. as of June 30, 2021 and for the period from inception (April 14, 2021) to June 30, 2021 beginning on page H-64.

Please contact us if we can further assist your review of the filings.

Very truly yours,

IKONICS CORPORATION

By:	/s/ Glenn Sandgren
Glenn Sandgren
Chief Executive Officer

cc:	Jon Gerlach, Chief Financial Officer W. Morgan Burns, Faegre Drinker Biddle & Reath LLP Joshua L. Colburn, Faegre Drinker Biddle & Reath LLP W. Jason Deppen, Faegre Drinker Biddle & Reath LLP